Filed by PropertyGuru Group Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bridgetown 2 Holdings Limited

Commission File No.: 001-39932

PropertyGuru set to ramp up data, software services to boost marketplace lead

DealStreetAsia

By Michelle Teo and Kristie Neo

25 August 2021

It has been a tough two years for PropertyGuru Group, during which time its Australian initial public offering was pulled just two days before the bell, and the COVID-19 pandemic brought its core business to a halt by keeping people indoors.

But 2021 is shaping up to be the turning point for the Singapore-based real estate listings site, following strategic acquisitions and an impending listing on the New York Stock Exchange.

“PropertyGuru is not a beneficiary of the pandemic,” Hari Krishnan, the group’s CEO, stated in an interview with DealStreetAsia.

But the opportunity to invest and grow the business was there, as Krishnan told the company’s board last year.

The company has operations across Singapore, Malaysia, Vietnam, Thailand, and Indonesia. “We said we have a feeling that our competitors in the space are going to struggle. What if we went really aggressively, really investing and taking a five-year, six-year view?” Krishnan recounted.

“We need to make a couple of bold moves.”

In September last year, the company raised S$300 million from private equity majors TPG and KKR.

In May this year, PropertyGuru announced the acquisition of the Malaysian and Thai entities of REA Group, which include iProperty Malaysia, and thinkofliving in Thailand. The transaction in Malaysia, in particular, brought a key rival into the fold and put PropertyGuru in the lead in the country.

At the same time, Krishnan sees significant opportunity in how the real estate sector continues to be woefully lacking in data and analytics for buyers, given the volume of transactions it hosts across key markets in Southeast Asia. “We see a huge void which we are uniquely able to fill.”

Early this year, the company was approached by SPACs, or US-listed blank cheque companies from the recent boom, looking for targets to merge with.

In July, PropertyGuru confirmed a SPAC merger with Bridgetown 2 Holdings, backed by Peter Thiel and Richard Li, that will see it list on the New York Stock Exchange by early next year, at a $1.78 billion valuation.

“For me, the biggest validation to this process is, as you’ll see with our disclosures to the SEC, we call out COVID as one of our top risk factors, we call out the fact that we are not a beneficiary,” Krishnan said.

“Unlike a lot of companies that are going public right now, we’re not doing it opportunistically. If anything we’re doing it on our weakest footing, and if we can raise money from the savviest investors, it’s only upside from here.”

For its 2020 financial year, PropertyGuru recorded an 8% dip in revenues from the year before to $59.3 million, though losses after tax from operations narrowed to $8.5 million, according to regulatory filings assessed by DealStreetAsia DATA VANTAGE.

The bulk of its revenues, or about 60% to 70%, come from real estate agents paying to list property for sale. The remaining portion of revenue comes mainly from property developers, who pay for advertising and other related services.

Edited excerpts of the interview with Krishnan:

How has PropertyGuru managed through COVID-19?

COVID, I have to say, is categorically a negative thing for the real estate sector. If construction sites are shut, if agents can’t take people to the sites, [even] digitisation doesn’t help. [Real estate is] an online-meets-offline industry, we’re not a pure digital industry.

We went to the Board and said [after the pandemic] there’ll be three kinds of companies: the ones that survive, the ones that unfortunately don’t make it, and the ones that are real winners.

If we wanted to be in that category we need to make a couple of bold moves. The opportunity in real estate data and software was large, so there are opportunities to do some M&A. We have a healthy balance sheet and we were adjusted EBITDA-positive as of FY18.

So we said we have a feeling that our competitors in the space are going to struggle. What if we went really aggressively, really investing and taking a five-year, six-year view? The fundamentals of the Southeast Asian real estate sector are very strong – urbanisation, the emerging middle class, digitalisation. We sit at a conference of those megatrends, so we should position ourselves to monetise and take advantage of the post-COVID era.

So we started investing organically, we started really diversifying our offering. But we also got acquisitive.

We raised money from TPG and KKR. It was a mixture of primary and secondary [transactions]. It gave us the opportunity to give returns to some investors, and raise money from investors who have the same investment horizon as us.

The primary [fundraising] was really about two things. One was an investment in proptech – primarily in Vietnam and Malaysia. And the second thing was to look at smart acquisitions we can make. So coming into 2021, the goals were definitely to [expand in] Malaysia significantly, really become a market leader, and to keep investing in proptech in Singapore, Vietnam, and then depending on how Thailand and Indonesia recover from COVID this year.

PropertyGuru is set to list in the US via a SPAC merger with Bridgetown 2 Holdings. How did that come about?

We had started conversations with REA Group. We said, there are two ways we can play this: we can keep fighting this Malaysia battle and the beneficiaries would be any paid marketing channels that we are using. Or we could combine forces and do something together. If we stop competing, both sides’ costs will go away. The revenue synergies are there.

The play was Malaysia, and to some degree Thailand – there was an interesting asset in Thailand, a video content play entirely focused on developers.

Then the SPACs started talking to us. By the end of January, we started getting a lot of inbound interest from SPACs.

Bridgetown was introduced to us by an investor we met in 2019. They were among the first SPACs we spoke to.

With Bridgetown, what happened is that we found a partner who both understood technology really well, and [who] gives us access to the capital markets in the US and in Hong Kong and access to family offices.

What is unique was they want only Southeast Asia; our part of the world very rarely gets that kind of attention. They were looking for companies that were capable of being listed and taken to the public markets in the US. I think it truly allows us to be global.

[With REA] we went back to the SPAC and said we just got even better because now we’re the clear market leader in Malaysia, with even more profitability and growth.

For me, the biggest validation to this process is, as you’ll see with our disclosures to the SEC, we call out COVID as one of our top risk factors, we call out the fact that we are not a beneficiary. So unlike a lot of companies that are going public right now, we’re not doing it opportunistically. If anything we’re doing it on our weakest footing, and if we can raise money from the savviest investors, it’s only upside from here.

So then would you consider PropertyGuru to be a SaaS business, with recurring revenue and some of the highest valuations among businesses?

This company is much more focused on actually disrupting the sector.

What we are focused on and what we don’t have are things like what we do with myproperty data. There’s a lot more we can do with data and software. When you look at FinTech we barely got started. We launched it and in a year we’ve done a loan book of a little over a billion Singapore dollars, which is fantastic, particularly given COVID, so it clearly works really well.

But that’s barely scratching the surface, we want to do a lot more. The acquisitions will be much more focused on data and software, and FinTech; we will not be focused on [acquisitions in] the property marketplace.

If you look at the subscription business, it is a recurring revenue business. So most people don’t realise that agents buy annual subscriptions from us.

We are definitely a marketplaces business, which has plays in software and FinTech. Our markets need this. There is no CoreLogic [third party property data and analytics service] that exists in the US and Australia. Even in Singapore, people are doing offline research – it’s bizarre. It’s a multibillion-dollar industry.

We see a huge void that we are uniquely able to fill because already when it comes to demand data, we are the single source of truth in markets like Singapore, and we are coming out in Malaysia with those two assets. Now if we then go and acquire software [assets] that we sell to developers, we will also get a better insight into how real estate is being used. And we can bind it all together and make that into a B2B data feed. So I think it is definitely not a play on valuation. This is a corporate strategy.

[A marketplace] is the most efficient way to connect supply and demand, to create economic activity within the property sector. But in our markets, unlike in the West, the lack of reliable third party data, the lack of digital or technology adoption within the enterprise stakeholders means they don’t participate in the marketplace the right way.

[For example] in Malaysia, as of 2018, there was a 60% rejection rate of home loans. That’s extraordinarily high, and because consumers did not know their credit worthiness. So we launched a credit check product or pre-approval; that was the first time it had been done digitally in Malaysia.

[With] FastKey: If I can make developers use software to actually understand their sales channels, we will know which channels work better. Even the developers, when you talk to them, they’ll say I have no idea whether the agent is selling my project or the competitor’s project. So we’re going deeper into the enterprise. But the goal is by going broad, we will be able to go further into the sector and monetise the marketplace.

How significant do you expect the fintech and data business verticals to be in time to come?

Singapore marketplaces in 2020 accounted for 56% of group revenue. Per our projections, as of 2025, they’ll account for 32% of revenue. [Other revenue streams of software and fintech are not included]. Singapore marketplaces accounted for closer to 80% or 90% of our revenue when I first came in.

So we’re diversifying the business significantly. Now the question is, can we diversify beyond marketplaces to go into software, property financing, fintech? [Real estate is] the largest asset class in the world, [but there’s minimal analytics and data for consumers]. We want to be the people who populate that.

FinTech and data account for less than 10% of our revenue today. I expect that about 12% to 13% of revenue in 2025 will come from FinTech and data, but that is without any M&A.

[With fundraising] we have a list of companies we’re looking at, in the software, data, fintech space, [but] we don’t have a specific target identified.

We’ve done two acquisitions in six months, so I think frankly right now, the focus is on integrating iProperty really well.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru Pte. Ltd. (“Property Guru”), PropertyGuru Group Limited (“PubCo”) and Bridgetown 2 Holdings Limited (“Bridgetown 2”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; the fact that closing (the “REA Closing”) of the Group’s contemplated purchase of the Malaysian and Thai assets of REA Group Ltd. (“REA”) is subject to the satisfaction of certain closing conditions, including REA’s divestment of its 27% interest in 99 Group (the operator of the websites 99.co, iProperty.com.sg and rumah123.com), failing which the REA Closing may not occur; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru nor Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as an alternative to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may not be comparable to similarly titled non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Bridgetown 2’s shareholders in connection with Bridgetown 2’s solicitation for proxies for the vote by Bridgetown 2’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PropertyGuru’s shareholders in connection with the completion of the proposed business combination. Bridgetown 2 and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, Bridgetown 2 will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.